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                             December 16, 2020

       Moshe Mizrahy
       Chief Executive Officer
       InMode Ltd.
       Tavor Building, Sha   ar Yokneam
       P.O. Box 533
       Yokneam, 2069206, Israel

                                                        Re: InMode Ltd.
                                                            Form 20-F for
Fiscal Year December 31, 2019
                                                            Filed February 18,
2020
                                                            File No. 001-39016

       Dear Mr. Mizrahy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year December 31, 2019

       Operating and Financial Review and Prospects
       Operating Results
       Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018, page
       68

   1. Please revise your future filings to more clearly disclose the reasons for the changes in your results of
operations between periods and address the following:
                                                            Expand your
disclosure of operating results to quantify the extent to which increases in sales
volumes versus prices contributed to the increases in net sales and cost of sales.
                                                            Expand your
disclosure to quantify the impact of other factors you identified as contributing to
fluctuations in the line items impacting net income. For example, you attribute the
increase in research and development expense to an increase in cost of
 Moshe Mizrahy
InMode Ltd.
December 16, 2020
Page 2
              raw materials and subcontractors and an increase in spending on clinical studies without quantifying the increase of each item.
                Refer to Item 303(a)(3)(iii) of Regulation S-K and Rule Release 33-8350 for
              guidance.
Liquidity and Capital Resources
Cash Flows
Net Cash Provided by Operating Activities, page 72

2. In future filings, please expand your disclosure of cash provided by operating activities to quantify and discuss the underlying reasons for the changes in working capital items reported in your Statements of Cash Flows. Refer to FRC Section 501.13.b and 13.b.1 for
         guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Kevin Vaughn,
Branch Chief, at (202) 551-3494, if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMoshe Mizrahy                                Sincerely,
Comapany NameInMode Ltd.
                                                               Division of
Corporation Finance
December 16, 2020 Page 2                                       Office of Life
Sciences
FirstName LastName